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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

John D. Oil and Gas Company
(Name of Issuer)
Common Stock
(Title of Class of Securities)
477853105
(CUSIP Number)
Marc C. Krantz
Kohrman Jackson & Krantz P.L.L.
1375 East 9th Street, 20th Fl.
Cleveland, OH 44114
(216) 696-8700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 5, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	477853105	Page	2	of	4

1	NAMES OF REPORTING PERSONS: Thomas J. Smith

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		161,852*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		161,852*

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

161,852*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

3.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

*Includes 100,000 options to purchase common shares that are presently exercisable and 49,753 Class A limited partnership interests of LSS I Limited Partnership that are presently convertible into 6,852 shares of common stock at a ratio of 0.1377148-to-one.

CUSIP No. 477853105
Introduction.
     This Amendment No. 1 to Schedule 13D is filed by Thomas J. Smith for the purpose of reporting a sale of shares of common stock, par value $0.001 per share (the “Shares”), of John D. Oil and Gas Company, a Maryland corporation (the “Company”). Mr. Smith resigned as the President and Chief Operating Officer of the Company on April 7, 2006. Mr. Smith remains a director of the Company.
Item 5. Interest in Securities of the Issuer.
     (a) Based on the Company’s most recently available filing with the Securities and Exchange Commission, on March 10, 2006, there were 5,281,541 Shares outstanding. Mr. Smith beneficially owns 161,852 Shares, including 100,000 options to purchase Shares that are presently exercisable and 49,753 Class A limited partnership interests of LSS I Limited Partnership, a Delaware limited partnership, that are presently convertible into 6,852 Shares at a ratio of 0.1377148-to-one, or approximately 3.0% of the outstanding Shares.
     (c) On April 5, 2006, Mr. Smith sold 206,186 Shares in a private transaction to Richard M. Osborne, the Company’s Chairman of the Board and Chief Executive Officer. The consideration for the Shares sold to Mr. Osborne was shares of stock of Gas Natural, Inc., a privately-held Ohio corporation. Mr. Smith has not effected any other transactions in the Shares in the past 60 days.
     (e) On April 5, 2006, Mr. Smith ceased to be the beneficial holder of more than five percent of the Shares.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 11, 2006

/s/ Thomas J. Smith
Thomas J. Smith